Exhibit 99.3

November 5, 2022	BY EMAIL

Canadian Securities Exchange (the “CSE”)
100 King Street West, Suite 7210
Toronto, Ontario M5X 1E1

Attention: Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner:

Re:	Curaleaf Holdings, Inc. (the “Company”)
Issuance of Subordinate Voting Shares to former securityholders of
GR Companies, Inc. (dba Grassroots)
Stock symbol – CURA

Reference is made to the CSE Form 9 – Notice of Proposed Issuance of Listed Securities filed by the Company on November 2, 2022 (the “Form 9”). In accordance with Item 3.3(a) of Policy 6 of the Canadian Securities Exchange’s Policies and Procedures, this letter confirms that the transaction described in the Form 9 has been completed on November 3, 2022 and that the consideration payable for the subordinate voting shares issued by Company in connection with such transaction has been received by the Company, all as more particularly described in the Form 9.

Please confirm if you require anything further at this time.

Yours truly,

Signed:	“Peter Clateman”

Per:	Peter Clateman
Chief Legal Officer
Curaleaf Holdings, Inc.